UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(AMENDMENT NO. 1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HOLLYWOOD MEDIA CORP.
(Name of Subject Company (Issuer))

HOLLYWOOD MEDIA CORP. (ISSUER)
(Name of Filing Persons (Issuer and Offeror))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

436233100
(CUSIP Number of Class of Securities)

Mitchell Rubenstein
Hollywood Media Corp.
2255 Glades Road,
Suite 221-A
Boca Raton, Florida 33431
(561) 998-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Steven W. Vazquez, Esq.
Foley & Lardner LLP
100 North Tampa Street, Suite 2700
Tampa, Florida 33602
(813) 229-2300
(813) 221-4210—Fax

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$18,000,000	$2,089.80

(1)
Estimated solely for purposes of calculating the filing fee, this amount is based on the purchase of 9,000,000 shares of common stock (the maximum number of shares originally sought to be purchased) at the offer price of $2.00 per share (the original offer price per share).  The estimated transaction value based on the amended tender offer would decrease to $16,400,000 based on the purchase of 8,000,000 shares of common stock at the offer price of $2.05 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals $116.10 per million of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,089.80	Filing Party:	Hollywood Media Corp.
Form or Registration No.:	Schedule TO	Date Filed:	January 18, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TABLE OF CONTENTS

ITEM 1. SUMMARY TERM SHEET	2
ITEM 2. SUBJECT COMPANY INFORMATION	2
ITEM 4. TERMS OF THE TRANSACTION	3
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS	3
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION	3
ITEM 11. ADDITIONAL INFORMATION	4
ITEM 12. EXHIBITS	4
SIGNATURE	5
EXHIBIT INDEX
EX-99.(a)(1)(J)
EX-99.(a)(1)(K)
EX-99.(a)(1)(L)

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on January 18, 2011 (the “Schedule TO”) by Hollywood Media Corp., a Florida corporation (the “Company” or “Hollywood Media”), relating to the tender offer by Hollywood Media pursuant to which Hollywood Media is now offering to purchase for cash up to 8,000,000 shares of its common stock, par value $.01 per share, at a price of $2.05 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 18, 2011 (the “Offer to Purchase”), a copy of which was attached as Exhibit (a)(1)(A) to the Schedule TO, the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was attached as Exhibit (a)(1)(B) to the Schedule TO, and the Supplement to the Offer to Purchase and the related Letter of Transmittal dated February 3, 2011 (the “Supplement”), a copy of which is attached as Exhibit (a)(1)(J) to this Amendment, as each may be amended and supplemented from time to time (including as the Offer to Purchase and the Letter of Transmittal are amended and supplemented by the Supplement).

The information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to all of the applicable items of this Amendment and the Schedule TO, except that such information is hereby amended and supplemented to the extent provided in the Supplement, as more particularly described below.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Summary Term Sheet” with the information set forth in the Supplement under the caption “Questions and Answers,” which is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(b)           Item 2(b) of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under “Introduction” with the information set forth in the Supplement under the caption “Questions and Answers,” which is incorporated herein by reference.

(c)           Item 2(c) of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Section 8 (“Price Range of the Shares”) with the information set forth in the Supplement under the caption “Questions and Answers- What is the market price of my shares?,” which is incorporated herein by reference.

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ITEM 4.	TERMS OF THE TRANSACTION.

(a)           Item 4(a) of the of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in each of the following Sections of the Offer to Purchase with the information set forth in the Supplement, which is incorporated herein by reference:

•    “Summary Term Sheet”;

•    “Introduction”;

•    Section 1 (“Number of Shares; Proration”);

•    Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”);

•    Section 4 (“Withdrawal Rights”);

•    Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•    Section 6 (“Conditional Tender of Shares”);

•    Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”); and

•    Section 15 (“Extension of the Tender Offer; Termination; Amendment”).

(b)           Item 4(b) of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the “Introduction” to the Offer to Purchase and in Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) with the information set forth in the Supplement under the caption “Questions and Answers- Will the Company’s directors and executive officers tender shares in the Offer?,” which is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c)  Item 6 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in Section 2 of the Offer to Purchase (“Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans”) and Section 10 of the Offer to Purchase (“Certain Information Concerning the Company”) with the information set forth in the Supplement, which is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)           Item 7(a) of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in Section 9 of the Offer to Purchase (“Source and Amount of Funds”) with the information set forth in the Supplement under the caption “Questions and Answers- How will the Company pay for the shares?,” which is incorporated herein by reference.

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ITEM 11.	ADDITIONAL INFORMATION.

(a)           Item 11(a) of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in Section 10 of the Offer to Purchase (“Certain Information Concerning the Company”) and Section 11 of the Offer to Purchase (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) with the information set forth in the Supplement, which is incorporated herein by reference.

(b)           Item 11(b) of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase and the Letter of Transmittal with the information set forth in the Supplement, which is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(J)	Supplement to the Offer to Purchase and the related Letter of Transmittal dated February 3, 2011.

(a)(1)(K)	Press Release dated February 3, 2011.

(a)(1)(L)	Summary Advertisement dated February 3, 2011.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2011

HOLLYWOOD MEDIA CORP.

By:	/s/ Mitchell Rubenstein
Name:	Mitchell Rubenstein
Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description

(a)(1)(A)	Offer to Purchase dated January 18, 2011.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W−9.*

(a)(1)(G)	Press Release dated January 18, 2011.*

(a)(1)(H)	Summary Advertisement dated January 18, 2011.*

(a)(1)(I)	Letter to Shareholders.*

(a)(1)(J)	Supplement to the Offer to Purchase and the related Letter of Transmittal dated February 3, 2011.**

(a)(1)(K)	Press Release dated February 3, 2011.**

(a)(1)(L)	Summary Advertisement dated February 3, 2011.**

(b)	Not Applicable.

(d)(1)	1993 Stock Option Plan, as amended effective October 1, 1999 (incorporated by reference from the exhibit filed with Hollywood Media’s Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(2)
Directors Stock Option Plan, as amended effective May 1, 2003 (incorporated by reference from Appendix B to Hollywood Media’s Proxy Statement filed on November 13, 2003 for its 2003 Annual Meeting of Shareholders).

(d)(3)
2000 Stock Incentive Plan, as amended October 30, 2003 (incorporated by reference from Appendix C to Hollywood Media’s Proxy Statement filed on November 13, 2003 for its 2003 Annual Meeting of Shareholders).

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(d)(4)	2004 Stock Incentive Plan (incorporated by reference from Appendix B to Hollywood Media’s Proxy Statement filed on November 4, 2004 for its 2004 Annual Meeting of Shareholders).

(d)(5)
Amended and Restated Rights Agreement dated as of August 23, 1996 between Hollywood Media Corp. (f/k/a Big Entertainment, Inc.) and American Stock Transfer & Trust Company, as Rights Agent (Incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on October 20, 1999).

(d)(6)
Amendment No. 1, dated as of December 9, 2002, to Amended and Restated Rights Amendment dated as of August 23, 1996 between Hollywood Media Corp. and American Stock Transfer & Trust Company (incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on December 10, 2002).

(d)(7)
Amendment No. 2, dated as of September 1, 2006, to the Amended and Restated Rights Agreement dated as of August 23, 1996, as amended December 9, 2002, between Hollywood Media Corp. and American Stock Transfer & Trust Company (incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on September 5, 2006).

(d)(8)
Amendment No. 3, dated as of January 13, 2011, to the Amended and Restated Rights Agreement dated as of August 23, 1996, as amended by Amendment No. 1 dated as of December 9, 2002 and Amendment No. 2 dated as of September 1, 2006, between Hollywood Media Corp. and American Stock Transfer & Trust Company (incorporated by reference from the exhibit filed with Hollywood Media’s Current Report on Form 8-K filed on January 14, 2011).

(g)	Not Applicable.

(h)	Not Applicable.
___________________________________________

*  Previously filed with Hollywood Media Corp.’s Tender Offer Statement on Schedule TO filed on January 18, 2011.

**  Filed with this Amendment.

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